Baker & Hostetler
3200 National City Center
1900 E. Ninth Street
Cleveland, OH 44114-3485

September 9, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C., 20549
Attention:  Michelle Lacko

Re:       OSI Restaurant Partners, LLC
Amendment No.1 to Form 10-K for the fiscal year ended December 31, 2008
Filed April 27, 2009
File No. 001-15935

Dear Ms. Lacko:

On behalf of our client, OSI Restaurant Partners, LLC (the “Company”), we submit this letter setting forth the Company’s response to the staff’s comment set forth in your letter dated August 25, 2009, addressed to Dirk A. Montgomery with respect to the Company’s Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K/A”).

For ease of reference, this letter includes the staff’s comment in italics followed by the Company’s response.

Item 15, Exhibits, Financial Statement Schedules, page 3

1. We note your response to our prior comment 1 and reissue in part.  Please refile Exhibits 10.43 and 10.44 to include all attachments, schedules and exhibits in full as Item 601(b)(10) of Regulation S-K does not contain any materiality qualifiers.  To the extent you believe that filing Exhibit A and Schedule 1.2 to the Master Lease Agreement would cause undue burden or expense, you can request a continuing hardship exemption under Rule 202 of Regulation S-T.  Please refer to the guidance on our website for requesting such an exemption at http:/www.sec.gov/info/edgar/cfedgarguidance.htm.

In response to the staff’s comment and following discussions with the staff, in lieu of requesting a continuing hardship exemption under Rule 202, the Company proposes to file a description of Exhibit A and Schedule 1.2 to the Master Lease Agreement and simultaneously submit those items in PDF format.  As stated in the Company’s response dated August 20, 2009, the burden and expense of converting the two documents, which contain several hundred pages of legal property descriptions and diagrams of outparcels, to be filed via EDGAR is significant.  The Company believes that submitting the documents in PDF format with an EDGAR filing will permit investors to review the documents on the Securities and Exchange Commission web site, which will provide more convenient access to the documents than would a paper filing.

If the foregoing approach is satisfactory to the staff, the Company would file Exhibits 10.43 and 10.44 with all schedules and exhibits other than the two items noted herein, which would be submitted simultaneously in PDF format.  Please note that the Company still intends to request confidential treatment for certain portions of Exhibit B to the Master Lease Agreement, entitled “Allocated Individual  Applicable Amounts and Release Amounts” and Exhibit E, entitled “Concept Subleases,” because those documents provide rental and other information that the Company believes could cause competitive harm.  The Company hereby requests that the staff allow the Company to re-file Exhibits 10.43 and 10.44 with the schedules and exhibits with the Company’s Form 10-Q due on or before November 16, 2009.

As requested, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at (216) 861-7090.

Very Truly Yours,

/s/ Suzanne K. Hanselman

Suzanne K. Hanselman
Baker & Hostetler LLP